Exhibit 99.1

KE Holdings Inc. Announces Second Quarter 2023 Unaudited Financial Results, Upsizing and Extension of Share Repurchase Program and a Special Cash Dividend

BEIJING, China, August 31, 2023 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the second quarter ended June 30, 2023, upsizing and extension of the share repurchase program and a special cash dividend.

Business and Financial Highlights for the Second Quarter 2023

•	Gross transaction value (GTV)[1] was RMB780.6 billion (US$107.6 billion), an increase of 22.1% year-over-year. GTV of existing home transactions was RMB456.5 billion (US$63.0 billion), an increase of 16.0% year-over-year. GTV of new home transactions was RMB295.0 billion (US$40.7 billion), an increase of 32.4% year-over-year. GTV of home renovation and furnishing was RMB3.4 billion (US$0.5 billion), compared to RMB1.3 billion in the same period of 2022. GTV of emerging and other services was RMB25.6 billion (US$3.5 billion), an increase of 16.6% year-over-year.

•	Net revenues were RMB19.5 billion (US$2.7 billion), an increase of 41.4% year-over-year.

•	Net income was RMB1,300 million (US$179 million). Adjusted net income[2] was RMB2,364 million (US$326 million).

•	Number of stores was 43,000 as of June 30, 2023, stable as compared with one year ago. Number of active stores[3] was 41,076 as of June 30, 2023, relatively flat as compared with one year ago.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 Based on our accumulated operational experience, we have introduced the operating metrics of number of active stores and number of active agents on our platform, which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. The number of active stores was 41,118 as of June 30, 2022.

•	Number of agents was 435,813 as of June 30, 2023, a 5.0% increase from one year ago. Number of active agents[4] was 409,054 as of June 30, 2023, a 7.6% increase from one year ago.

•	Mobile monthly active users (MAU)[5] averaged 48.0 million in the second quarter of 2023, compared to 43.0 million in the same period of 2022.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “With the recovery of China’s real estate and residential markets, in the first half of 2023, our operational and financial results have meaningful improvement compared to the same period of last year. Our results were also boosted by our focus on retaining service providers during the market correction, effective cost reductions and our ability to raise efficiencies companywide. At the same time, we rapidly expanded our emerging businesses, achieving breakthroughs in quality, scale and economic performance in our home renovation and furnishing services, as well as robust development and efficiency gains in our rental services. The combination of these initiatives placed us in a strong position to seize the expanding opportunity during market recovery and facilitated our ability to, once again, outperform the market.”

“Consumer demand in the residential services sector has largely pivoted from ‘home purchase’ to ‘better living.’ In response to evolving consumer needs, in July, we upgraded our corporate strategy to ‘One Body, Three Wings,’ adding Beihaojia as a third wing to facilitate supply-side upgrades for new homes. Our revised strategy targets better alignment of our products and services with consumers’ underserved needs. We are now covering a broader spectrum of residential industry that spans the areas of a house itself, housing transactions, rental properties, and home renovation and furnishing. The quality premium we provide in each of these service categories will create additional growth opportunities while prompting sustained and healthy development of the industry. We will also further empower our service providers to serve as bridges to better livings within communities and help them find their career fulfillments. We are in the foothills of the next mountain on our quest to advance our mission of ‘Admirable Service, Joyful Living,’ and we look forward to the exciting road ahead,” concluded Mr. Peng.

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. The number of active agents was 380,284 as of June 30, 2022.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin Mini Programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “During the second quarter of this year, China’s housing market sustained its recovery momentum, although the pace was more moderate compared to the surge in the first quarter, which was mostly fueled by pent-up demand. We successfully leveraged the market recovery, owing to our consistent dedication to enhancing the capabilities of our service providers, optimizing operational efficiency, and nurturing the growth of our emerging businesses. Our GTV grew by 22.1% year-over-year to RMB780.6 billion, while net revenues increased by 41.4% to RMB19.5 billion. Moreover, the strategic refinement of our cost and expense structure also contributed to the enhancement of our profitability. Our net income for the second quarter stood at RMB1,300 million, compared to net loss of RMB1,866 million in the same period of 2022, while non-GAAP net income was RMB2,364 million in this quarter, compared with net loss of RMB619 million in the corresponding period of 2022. As we ascend to the next mountain, we are determined to maintain a healthy and robust balance sheet and ensure efficient capital allocation, propelling the Company forward in the vast residential services sector toward greater growth. Our strong cash reserves and prudent financial management enabled us to proactively pursue shareholder return initiatives. As a company focused on creating long-term value for our shareholders, we remain dedicated to enhancing shareholder value, and hope to provide continuous shareholder returns as we strive for future success.”

Second Quarter 2023 Financial Results

Net Revenues

Net revenues increased by 41.4% to RMB19.5 billion (US$2.7 billion) in the second quarter of 2023 from RMB13.8 billion in the same period of 2022. The increase was primarily attributable to the increase in total GTV. Total GTV grew by 22.1% to RMB780.6 billion (US$107.6 billion) in the second quarter of 2023 from RMB639.5 billion in the same period of 2022, which was primarily attributable to the recovery of the housing-related market due to the ease of COVID-19 containment restrictions, and the Company’s continuously improving operational capabilities which helped us capitalize on market recovery tailwinds, as well as the expansion of the Company’s home renovation and furnishing business.

•	Net revenues from existing home transaction services increased by 15.9% to RMB6.4 billion (US$0.9 billion) in the second quarter of 2023, compared to RMB5.5 billion in the same period of 2022, primarily attributable to the increase of the GTV of existing home transactions by 16.0% to RMB456.5 billion (US$63.0 billion) in the second quarter of 2023 from RMB393.5 billion in the same period of 2022.

Among that, (i) commission revenue increased by 11.0% to RMB5.1 billion (US$0.7 billion) in the second quarter of 2023 from RMB4.6 billion in the same period of 2022, primarily due to an increase in GTV of existing home transactions served by Lianjia stores of 9.7% to RMB179.4 billion (US$24.7 billion) in the second quarter of 2023 from RMB163.5 billion in the same period of 2022; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, increased by 40.4% to RMB1.3 billion (US$0.2 billion) in the second quarter of 2023, from RMB0.9 billion in the same period of 2022, mainly due to a 20.5% increase of GTV of existing home transactions served by connected agents on the Company’s platform to RMB277.1 billion (US$38.2 billion) in the second quarter of 2023 from RMB229.9 billion in the same period of 2022.

•	Net revenues from new home transaction services increased by 30.4% to RMB8.7 billion (US$1.2 billion) in the second quarter of 2023 from RMB6.7 billion in the same period of 2022, primarily due to the increase of GTV of new home transactions of 32.4% to RMB295.0 billion (US$40.7 billion) in the second quarter of 2023 from RMB222.7 billion in the same period of 2022. Among that, the GTV of new home transactions completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels increased by 31.3% to RMB241.3 billion (US$33.3 billion) in the second quarter of 2023 from RMB183.8 billion in the same period of 2022, while the GTV of new home transactions served by Lianjia brand increased by 38.0% to RMB53.7 billion (US$7.4 billion) in the second quarter of 2023 from RMB38.9 billion in the same period of 2022.

•	Net revenues from home renovation and furnishing were RMB2.6 billion (US$0.4 billion) in the second quarter of 2023, compared to RMB1.0 billion in the same period of 2022, primarily because the organic growth of the GTV for home renovation and furnishing business driven by the increase of orders and enhanced delivery capability.

•	Net revenues from emerging and other services increased by 213.9% to RMB1.7 billion (US$0.2 billion) in the second quarter of 2023 from RMB557 million in the same period of 2022, primarily attributable to the increase of net revenues from rental property management services and financial services.

Cost of Revenues

Total cost of revenues increased by 27.8% to RMB14.1 billion (US$2.0 billion) in the second quarter of 2023 from RMB11.1 billion in the same period of 2022.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels was RMB6.8 billion (US$0.9 billion) in the second quarter of 2023, compared to RMB4.7 billion in the same period of 2022, primarily due to the increase in GTV of new home transactions completed through connected agents and other sales channels in the second quarter of 2023 compared with the same period of 2022.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation was RMB4.3 billion (US$0.6 billion) in the second quarter of 2023, compared to RMB4.3 billion in the same period of 2022, primarily due to the increase in variable commission as a result of the increased GTV of existing home transactions and new home transactions completed through Lianjia agents, which was partially offset by the decrease in the fixed compensation costs of Lianjia agents, dedicated sales team with the expertise on new home transaction services, and other front-line operational staff.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing was RMB1.8 billion (US$0.3 billion) in the second quarter of 2023, compared to RMB0.7 billion in the same period of 2022, which was primarily attributable to the organic growth of net revenues from home renovation and furnishing.

•	Cost related to stores. The Company’s cost related to stores decreased by 16.7% to RMB0.7 billion (US$0.1 billion) in the second quarter of 2023 compared to RMB0.9 billion in the same period of 2022, mainly due to the decrease in the number of Lianjia stores in the second quarter of 2023 compared to the same period of 2022.

•	Other costs. The Company’s other costs decreased to RMB0.4 billion (US$0.1 billion) in the second quarter of 2023 from RMB0.5 billion in the same period of 2022, mainly due to a decrease in human resources related costs which were partially offset by the increase of business taxes and surcharges along with the increase of net revenues.

Gross Profit

Gross profit increased by 97.3% to RMB5.3 billion (US$0.7 billion) in the second quarter of 2023 from RMB2.7 billion in the same period of 2022. Gross margin was 27.4% in the second quarter of 2023, compared to 19.7% in the same period of 2022. The increase in gross margin was primarily due to: a) a higher contribution margin for existing home transaction services led by the increased net revenues from existing home transaction services and the decreased fixed compensation costs for Lianjia agents; b) a higher contribution margin for new home transaction services as a result of an increased number of projects with higher margins, and a relatively lower percentage of fixed compensation costs of net revenues from new home transaction services; c) a higher contribution margin for home renovation and furnishing business led by an increased contribution from products and services with higher margins; and d) a relatively lower percentage of costs related to stores and other costs of net revenues in the second quarter of 2023 compared to the same period of 2022.

Income (Loss) from Operations

Total operating expenses were RMB4.3 billion (US$0.6 billion) in the second quarter of 2023, relatively flat as compared with the same period of 2022.

•	General and administrative expenses decreased by 6.4% to RMB2,105 million (US$290 million) in the second quarter of 2023 from RMB2,250 million in the same period of 2022, mainly due to the decrease of provision for credit loss along with the decreased accounts receivable balance, and the decrease of personnel costs and overheads along with the reduction of the headcount in the second quarter of 2023, which was partially offset by the increase of share-based compensation compared to the same period of 2022.

•	Sales and marketing expenses increased by 47.1% to RMB1,649 million (US$227 million) in the second quarter of 2023 from RMB1,122 million in the same period of 2022, mainly due to the increase in sales and marketing expenses for home renovation and furnishing services along with the growth of net revenues from home renovation and furnishing.

•	Research and development expenses decreased by 39.0% to RMB475 million (US$65 million) in the second quarter of 2023 from RMB779 million in the same period of 2022, mainly due to the decreases in personnel costs and share-based compensation as a result of decreased headcount in research and development personnel in the second quarter of 2023 compared to the same period of 2022.

Income from operations was RMB1,081 million (US$149 million) in the second quarter of 2023, compared to loss from operations of RMB1,518 million in the same period of 2022. Operating margin was 5.5% in the second quarter of 2023, compared to negative 11.0% in the same period of 2022, primarily due to: a) a relatively higher gross profit margin, and b) improved operating leverage as a result of optimization in personnel and optimized resource utilization in the second quarter of 2023, compared to the same period of 2022.

Adjusted income from operations6 was RMB2,148 million (US$296 million) in the second quarter of 2023, compared to adjusted loss from operations of RMB690 million in the same period of 2022. Adjusted operating margin7 was 11.0% in the second quarter of 2023, compared to negative 5.0% in the same period of 2022. Adjusted EBITDA8 was RMB2,505 million (US$345 million) in the second quarter of 2023, compared to negative RMB104 million in the same period of 2022.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement., (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets,and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income (Loss)

Net income was RMB1,300 million (US$179 million) in the second quarter of 2023, compared to net loss of RMB1,866 million in the same period of 2022.

Adjusted net income was RMB2,364 million (US$326 million) in the second quarter of 2023, compared to adjusted net loss of RMB619 million in the same period of 2022.

Net Income (Loss) attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB1,309 million (US$180 million) in the second quarter of 2023, compared to net loss attributable to KE Holdings Inc.’s ordinary shareholders of RMB1,868 million in the same period of 2022.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB2,373 million (US$327 million) in the second quarter of 2023, compared to adjusted net loss attributable to KE Holdings Inc.’s ordinary shareholders of RMB622 million in the same period of 2022.

Net Income (Loss) per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 were RMB1.10 (US$0.15) and RMB1.08 (US$0.15) in the second quarter of 2023, respectively, compared to RMB1.57 for both basic and diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders in the same period of 2022.

9 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure and defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 were RMB2.00 (US$0.28) and RMB1.96 (US$0.27) in the second quarter of 2023, respectively, compared to RMB0.52 for both adjusted basic and diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders in the same period of 2022.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of June 30, 2023, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB60.8 billion (US$8.4 billion).

Business Outlook

For the third quarter of 2023, the Company expects total net revenues to be between RMB15.5 billion (US$2.1 billion) and RMB16.0 billion (US$2.2 billion), representing a decrease of approximately 9.1% to 11.9% from the same quarter of 2022. This forecast considers the potential impact of the recent real estate related policies and measures, all of which remain uncertain and may continue to affect the Company’s operations. Therefore, the Company’s ongoing and preliminary view is contingent on the business situation and market condition.

Upsizing and Extension of Share Repurchase Program

As previously disclosed, in August 2022, the Company established a share repurchase program under which the Company may purchase up to US$1 billion of its Class A ordinary shares and/or ADSs over a 12-month period. From the launch of the share repurchase program in September 2022 to August 2023, the Company in aggregate purchased approximately 41.0 million ADSs in the open market at a total consideration of approximately US$605.0 million pursuant to the share repurchase program.

 11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

On August 31, 2023, the Company’s board of directors approved modifications to the existing share repurchase program, pursuant to which the repurchase authorization has been increased from US$1 billion of its Class A ordinary shares and/or ADSs to US$2 billion of its Class A ordinary shares and/or ADSs and extended until August 31, 2024 (the “Extended Share Repurchase Program”). In the annual general meeting (the “AGM”) held on June 15, 2023, the shareholders of the Company have approved to grant the board of directors a general unconditional mandate to purchase the Company’s own shares (the “2023 Share Repurchase Mandate”) which covers the repurchases under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2023 Share Repurchase Mandate, the Company will seek for another general unconditional mandate for repurchase from the shareholders of the Company at the next AGM to continue its share repurchase under the Extended Share Repurchase Program.

Special Cash Dividend

The Company is pleased to announce that its board of directors approved a special cash dividend (the “Dividend”) of US$0.057 per ordinary share, or US$0.171 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 15, 2023, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the Dividend to be paid will be approximately US$0.2 billion, which will be funded by surplus cash on the Company’s balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 15, 2023 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around September 27, 2023 for holders of ordinary shares and on or around October 3, 2023 for holders of ADSs.

Conference Call Information

The Company will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Thursday, August 31, 2023 (8:00 P.M. Beijing/Hong Kong Time on Thursday, August 31, 2023) to discuss the financial results.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10032429-tc0qbm.html

A replay of the conference call will be accessible through September 7, 2023, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN:	10032429

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets,and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 21 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	19,413,202	31,750,204	4,378,553
Restricted cash	6,181,057	6,061,888	835,973
Short-term investments	35,485,908	22,952,267	3,165,262
Short-term financing receivables, net of allowance for credit losses of RMB139,427 and RMB139,562 as of December 31, 2022 and June 30, 2023, respectively	667,224	630,234	86,913
Accounts receivable and contract assets, net of allowance for credit losses of RMB2,088,478 and RMB1,853,198 as of December 31, 2022 and June 30, 2023, respectively	4,163,022	3,597,692	496,144
Amounts due from and prepayments to related parties	405,956	425,958	58,742
Loan receivables from related parties	50,463	25,450	3,510
Prepayments, receivables and other assets	4,057,843	4,729,002	652,160
Total current assets	70,424,675	70,172,695	9,677,257
Non-current assets
Property, plant and equipment, net	2,036,553	1,913,526	263,887
Right-of-use assets	11,284,070	13,962,540	1,925,522
Long-term investments, net	17,925,653	24,007,654	3,310,807
Intangible assets, net	1,686,976	1,388,864	191,533
Goodwill	4,934,235	4,907,023	676,709
Long-term loan receivables from related parties	22,934	35,040	4,832
Other non-current assets	1,032,251	1,027,847	141,747
Total non-current assets	38,922,672	47,242,494	6,515,037
TOTAL ASSETS	109,347,347	117,415,189	16,192,294

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	5,843,321	5,810,440	801,296
Amounts due to related parties	425,685	411,976	56,814
Employee compensation and welfare payable	9,365,512	8,132,135	1,121,473
Customer deposits payable	4,194,828	4,638,599	639,692
Income taxes payable	542,290	747,411	103,073
Short-term borrowings	619,000	497,500	68,608
Lease liabilities current portion	4,972,345	6,755,785	931,665
Contract liabilities	3,260,269	4,734,486	652,915
Accrued expenses and other current liabilities	4,118,068	5,128,458	707,247
Total current liabilities	33,341,318	36,856,790	5,082,783
Non-current liabilities
Deferred tax liabilities	351,186	351,186	48,431
Lease liabilities non-current portion	6,599,930	7,420,825	1,023,379
Other non-current liabilities	475	389	54
Total non-current liabilities	6,951,591	7,772,400	1,071,864
TOTAL LIABILITIES	40,292,909	44,629,190	6,154,647

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,601,547,279 and 3,592,373,828 Class A ordinary shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively; and 156,426,896 and 154,481,300 Class B ordinary shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	487	489	67
Treasury shares	(225,329)	(1,268,614)	(174,950)
Additional paid-in capital	80,302,956	80,181,114	11,057,481
Statutory reserves	660,817	660,817	91,131
Accumulated other comprehensive income (loss)	(412,721)	479,974	66,191
Accumulated deficit	(11,405,850)	(7,350,273)	(1,013,649)
Total KE Holdings Inc. shareholders' equity	68,920,360	72,703,507	10,026,271
Non-controlling interests	134,078	82,492	11,376
TOTAL SHAREHOLDERS' EQUITY	69,054,438	72,785,999	10,037,647
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	109,347,347	117,415,189	16,192,294

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	5,534,809	6,415,888	884,791	11,686,265	15,597,087	2,150,937
New home transaction services	6,666,249	8,695,630	1,199,182	12,576,293	17,099,714	2,358,158
Home renovation and furnishing	1,019,410	2,624,899	361,990	1,106,916	4,032,830	556,153
Emerging and other services	556,622	1,747,504	240,992	955,583	3,032,370	418,183
Total net revenues	13,777,090	19,483,921	2,686,955	26,325,057	39,762,001	5,483,431
Cost of revenues
Commission-split	(4,669,156)	(6,842,455)	(943,618)	(8,802,934)	(13,313,188)	(1,835,973)
Commission and compensation-internal	(4,256,545)	(4,289,598)	(591,563)	(8,983,795)	(9,660,032)	(1,332,179)
Cost of home renovation and furnishing	(724,347)	(1,848,140)	(254,870)	(791,046)	(2,825,059)	(389,593)
Cost related to stores	(875,769)	(729,912)	(100,659)	(1,759,832)	(1,415,651)	(195,227)
Others	(542,825)	(430,626)	(59,385)	(1,059,258)	(855,083)	(117,921)
Total cost of revenues(1)	(11,068,642)	(14,140,731)	(1,950,095)	(21,396,865)	(28,069,013)	(3,870,893)
Gross profit	2,708,448	5,343,190	736,860	4,928,192	11,692,988	1,612,538
Operating expenses
Sales and marketing expenses(1)	(1,121,541)	(1,649,458)	(227,471)	(1,982,513)	(2,943,272)	(405,896)
General and administrative expenses(1)	(2,250,007)	(2,105,234)	(290,326)	(3,777,808)	(3,726,483)	(513,906)
Research and development expenses(1)	(778,645)	(474,789)	(65,476)	(1,527,590)	(931,529)	(128,464)
Impairment of goodwill, intangible assets and other long-lived assets	(76,244)	(32,775)	(4,520)	(76,244)	(32,775)	(4,520)
Total operating expenses	(4,226,437)	(4,262,256)	(587,793)	(7,364,155)	(7,634,059)	(1,052,786)
Income (loss) from operations	(1,517,989)	1,080,934	149,067	(2,435,963)	4,058,929	559,752
Interest income, net	160,096	338,735	46,714	273,454	602,226	83,051
Share of results of equity investees	(28,920)	8,805	1,214	31,470	14,475	1,996
Fair value changes in investments, net	(230,766)	29,841	4,115	(339,952)	73,006	10,068
Impairment loss for equity investments accounted for using Measurement Alternative	(223,280)	(7,214)	(995)	(251,002)	(9,313)	(1,284)
Foreign currency exchange loss	(39,487)	(50,540)	(6,970)	(40,742)	(15,833)	(2,183)
Other income, net	445,946	172,310	23,763	896,648	727,283	100,297
Income (loss) before income tax expense	(1,434,400)	1,572,871	216,908	(1,866,087)	5,450,773	751,697
Income tax expense	(431,310)	(273,366)	(37,699)	(619,255)	(1,401,522)	(193,279)
Net income (loss)	(1,865,710)	1,299,505	179,209	(2,485,342)	4,049,251	558,418

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net loss (income) attributable to non-controlling interests shareholders	(2,607)	9,228	1,273	(952)	6,326	872
Net income (loss) attributable to KE Holdings Inc.	(1,868,317)	1,308,733	180,482	(2,486,294)	4,055,577	559,290
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,868,317)	1,308,733	180,482	(2,486,294)	4,055,577	559,290

Net income (loss)	(1,865,710)	1,299,505	179,209	(2,485,342)	4,049,251	558,418
Currency translation adjustments	1,525,663	1,233,419	170,096	1,398,895	893,719	123,249
Unrealized loss on available-for-sale investments, net of reclassification	(143,329)	(15,649)	(2,158)	(309,393)	(1,024)	(141)
Total comprehensive income (loss)	(483,376)	2,517,275	347,147	(1,395,840)	4,941,946	681,526
Comprehensive loss (income) attributable to non-controlling interests shareholders	(2,607)	9,228	1,273	(952)	6,326	872
Comprehensive income (loss) attributable to KE Holdings Inc.	(485,983)	2,526,503	348,420	(1,396,792)	4,948,272	682,398
Comprehensive income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(485,983)	2,526,503	348,420	(1,396,792)	4,948,272	682,398

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	3,571,976,403	3,559,273,186	3,559,273,186	3,569,657,105	3,555,127,466	3,555,127,466
—Diluted	3,571,976,403	3,632,443,288	3,632,443,288	3,569,657,105	3,643,230,834	3,643,230,834

Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,190,658,801	1,186,424,395	1,186,424,395	1,189,885,702	1,185,042,489	1,185,042,489
—Diluted	1,190,658,801	1,210,814,429	1,210,814,429	1,189,885,702	1,214,410,278	1,214,410,278

Net income (loss) per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(0.52)	0.37	0.05	(0.70)	1.14	0.16
—Diluted	(0.52)	0.36	0.05	(0.70)	1.11	0.15

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(1.57)	1.10	0.15	(2.09)	3.42	0.47
—Diluted	(1.57)	1.08	0.15	(2.09)	3.34	0.46

(1) Includes share-based compensation expenses as follows:
Cost of revenues	89,860	132,570	18,282	175,385	226,566	31,245
Sales and marketing expenses	31,045	46,416	6,401	59,559	77,481	10,685
General and administrative expenses	408,143	655,554	90,405	548,032	1,188,897	163,956
Research and development expenses	76,136	46,687	6,438	174,483	90,038	12,417

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	(1,517,989)	1,080,934	149,067	(2,435,963)	4,058,929	559,752
Share-based compensation expenses	605,184	881,227	121,526	957,459	1,582,982	218,303
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	146,366	152,640	21,050	262,459	302,773	41,754
Impairment of goodwill, intangible assets and other long-lived assets	76,244	32,775	4,520	76,244	32,775	4,520
Adjusted income (loss) from operations	(690,195)	2,147,576	296,163	(1,139,801)	5,977,459	824,329

Net income (loss)	(1,865,710)	1,299,505	179,209	(2,485,342)	4,049,251	558,418
Share-based compensation expenses	605,184	881,227	121,526	957,459	1,582,982	218,303
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	146,366	152,640	21,050	262,459	302,773	41,754
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	200,961	(2,671)	(368)	352,223	(38,581)	(5,321)
Impairment of goodwill, intangible assets and other long-lived assets	76,244	32,775	4,520	76,244	32,775	4,520
Impairment of investments	223,280	7,214	995	251,002	9,313	1,284
Tax effects on non-GAAP adjustments	(5,739)	(6,562)	(905)	(5,830)	(13,122)	(1,809)
Adjusted net income (loss)	(619,414)	2,364,128	326,027	(591,785)	5,925,391	817,149

Net income (loss)	(1,865,710)	1,299,505	179,209	(2,485,342)	4,049,251	558,418
Income tax expense	431,310	273,366	37,699	619,255	1,401,522	193,279
Share-based compensation expenses	605,184	881,227	121,526	957,459	1,582,982	218,303
Amortization of intangible assets	150,940	156,994	21,650	271,506	309,914	42,739
Depreciation of property, plant and equipment	233,920	195,093	26,905	468,048	384,815	53,068
Interest income, net	(160,096)	(338,735)	(46,714)	(273,454)	(602,226)	(83,051)
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	200,961	(2,671)	(368)	352,223	(38,581)	(5,321)
Impairment of goodwill, intangible assets and other long-lived assets	76,244	32,775	4,520	76,244	32,775	4,520
Impairment of investments	223,280	7,214	995	251,002	9,313	1,284
Adjusted EBITDA	(103,967)	2,504,768	345,422	236,941	7,129,765	983,239

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,868,317)	1,308,733	180,482	(2,486,294)	4,055,577	559,290
Share-based compensation expenses	605,184	881,227	121,526	957,459	1,582,982	218,303
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	146,366	152,640	21,050	262,459	302,773	41,754
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	200,961	(2,671)	(368)	352,223	(38,581)	(5,321)
Impairment of goodwill, intangible assets and other long-lived assets	76,244	32,775	4,520	76,244	32,775	4,520
Impairment of investments	223,280	7,214	995	251,002	9,313	1,284
Tax effects on non-GAAP adjustments	(5,739)	(6,562)	(905)	(5,830)	(13,122)	(1,809)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)	(14)	(14)	(2)
Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(622,028)	2,373,349	327,299	(592,751)	5,931,703	818,019

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,190,658,801	1,186,424,395	1,186,424,395	1,189,885,702	1,185,042,489	1,185,042,489
—Diluted	1,190,658,801	1,210,814,429	1,210,814,429	1,189,885,702	1,214,410,278	1,214,410,278

Weighted average number of ADS used in calculating adjusted net income (loss) per ADS, basic and diluted
—Basic	1,190,658,801	1,186,424,395	1,186,424,395	1,189,885,702	1,185,042,489	1,185,042,489
—Diluted	1,190,658,801	1,210,814,429	1,210,814,429	1,189,885,702	1,214,410,278	1,214,410,278

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(1.57)	1.10	0.15	(2.09)	3.42	0.47
—Diluted	(1.57)	1.08	0.15	(2.09)	3.34	0.46

Non-GAAP adjustments to net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.05	0.90	0.13	1.59	1.59	0.22
—Diluted	1.05	0.88	0.12	1.59	1.54	0.21

Adjusted net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(0.52)	2.00	0.28	(0.50)	5.01	0.69
—Diluted	(0.52)	1.96	0.27	(0.50)	4.88	0.67

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by (used in) operating activities	2,973,280	(196,144)	(27,049)	3,808,031	7,431,689	1,024,876
Net cash provided by (used in) investing activities	(7,081,027)	2,055,696	283,492	(11,338,319)	7,633,614	1,052,724
Net cash provided by (used in) financing activities	(93,099)	(2,537,964)	(350,001)	35,872	(2,869,607)	(395,737)
Effect of exchange rate change on cash, cash equivalents and restricted cash	170,973	36,149	4,985	142,610	22,137	3,053
Net increase (decrease) in cash and cash equivalents and restricted cash	(4,029,873)	(642,263)	(88,573)	(7,351,806)	12,217,833	1,684,916
Cash, cash equivalents and restricted cash at the beginning of the period	23,410,276	38,454,355	5,303,099	26,732,209	25,594,259	3,529,610
Cash, cash equivalents and restricted cash at the end of the period	19,380,403	37,812,092	5,214,526	19,380,403	37,812,092	5,214,526

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services
Net revenues	5,534,809	6,415,888	884,791	11,686,265	15,597,087	2,150,937
Less: Commission and compensation	(3,503,942)	(3,490,480)	(481,359)	(7,331,729)	(8,169,959)	(1,126,689)
Contribution	2,030,867	2,925,408	403,432	4,354,536	7,427,128	1,024,248

New home transaction services
Net revenues	6,666,249	8,695,630	1,199,182	12,576,293	17,099,714	2,358,158
Less: Commission and compensation	(5,095,477)	(6,330,323)	(872,992)	(9,925,142)	(12,462,059)	(1,718,597)
Contribution	1,570,772	2,365,307	326,190	2,651,151	4,637,655	639,561

Home renovation and furnishing
Net revenues	1,019,410	2,624,899	361,990	1,106,916	4,032,830	556,153
Less: Material costs, commission and compensation costs	(724,347)	(1,848,140)	(254,870)	(791,046)	(2,825,059)	(389,593)
Contribution	295,063	776,759	107,120	315,870	1,207,771	166,560

Emerging and other services
Net revenues	556,622	1,747,504	240,992	955,583	3,032,370	418,183
Less: Commission and compensation	(326,282)	(1,311,250)	(180,830)	(529,858)	(2,341,202)	(322,866)
Contribution	230,340	436,254	60,162	425,725	691,168	95,317